SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

                                                               Press Announcement

            Once-Daily REQUIP® (ropinirole HCl) XL 24-Hour™ Extended-Release Tablets Accepted for Filing by U.S. FDA

LONDON, UK, APRIL 13, 2007 -        SkyePharma  PLC  (LSE:SKP;  NASDAQ:  SKYE)  today  announces  that the United  States Food and Drug
Administration  has  accepted  for  filing  the  application  by its  partner,  GlaxoSmithKline  (NYSE:  GSK),  for  REQUIP XL  24-Hour
Extended-Release  Tablets, the proposed brand name for a once-daily  formulation of ropinirole for treating Parkinson's disease. It has been designed to provide a steady rate of absorption in the body to help reduce blood plasma fluctuations over 24 hours.

Ropinirole is a non-ergot dopamine agonist currently marketed as REQUIP®  (ropinirole HCl) Tablets, an  immediate-release  formulation.
It has an  indication in the U.S. for the treatment of the signs and symptoms of  idiopathic  Parkinson's  disease and is  administered three times a day. REQUIP XL 24-Hour uses SkyePharma's  proprietary  GeoMatrix  technology and has been designed to be given once daily and to have a simpler and faster titration schedule.

On 3 April 2007,  GlaxoSmithKline  announced  positive results of the Ropinirole  24-Hour Efficacy and Safety  Evaluation in PD-Adjunct
(EASE-PD  Adjunct) study,  which were published in the 3 April issue of Neurology.  In that study,  adding REQUIP XL 24-Hour once daily to Parkinson's  patients'  existing levodopa (L-dopa) therapy  significantly  reduced "off" time by an average of more than 2 hours per day when compared with baseline  prior to treatment,  thus allowing  these  patients to continue  their daily  activities  for a longer period of time.

REQUIP is indicated  for  Parkinson's  disease and Restless  Legs  Syndrome in the U.S.  Parkinson's  disease makes up about 40 percent of current  REQUIP  sales in the U.S.  If approved  for  Parkinson's  disease,  future  sales of REQUIP XL 24-Hour  will  generate  low mid-single digit royalties for SkyePharma.

Parkinson's  disease is a chronic,  progressive  and  debilitating  neurological  condition that impairs the body's ability to move and balance.  Researchers have determined that Parkinson's  disease involves  pathways in the brain  responsible for motor control that are functioning  improperly.  Patients  with  Parkinson's  disease  experience a reduction  in  dopamine,  a key chemical in the brain that communicates  messages about  movement,  resulting in the symptoms of  Parkinson's  disease.  These  symptoms may include  bradykinesia
(slower-than-normal  voluntary movements),  rigidity  (stiffness),  tremor (involuntary shaking) and postural instability (trouble with balance).

More than one million  people in the United  States have  Parkinson's  disease,  and it is estimated  that nearly  60,000 new cases are diagnosed  in the U.S.  each year.  Most people  develop  Parkinson's  disease  between the ages of 40 and 70, but the disease can also develop at an earlier age.

Commenting on today's announcement, Frank Condella, CEO of SkyePharma, said:
"This is an  important  step  towards  gaining  approval  in the US for REQUIP XL 24-Hour  which we believe has the  potential  to be a significant  product for SkyePharma.  Dopamine  agonists are increasingly  recommended by doctors as a first-line  therapy for patients suffering from Parkinson's  disease and this new,  once-daily version of REQUIP could deliver  significant  benefits for these patients and may improve compliance."

For further information please contact:

SkyePharma PLC                                  Frank Condella              +44 20 7491 1777
                                                Ken Cunningham
                                                Peter Grant

Financial Dynamics (UK Enquiries)               David Yates                 +44 20 7831 3113
                                                Deborah Scott

Trout Group (US Enquiries)                      Christine Labaree           +1 617 583 1308
                                                Seth Lewis
GSK European Analyst/Investor inquiries:        Anita Kidgell               +44 20 8047 5542
                                                Sally Ferguson              +44 20 8047 5543
                                                David Mawdsley              +44 20 8047 5564

NOTES TO EDITORS

About the EASE-PD Study
The  EASE-PD  Adjunct  study was a  multi-center,  double-blind,  placebo-controlled  study,  conducted  in  patients  with  idiopathic
Parkinson's  disease not adequately  controlled  with L-dopa.  Subjects were  randomized  (1:1) to receive REQUIP XL 24-Hour once daily
(n=202) or placebo  (n=191) in  addition  to L-dopa for 24 weeks.  The primary  endpoint  was mean  change from  baseline in awake time spent "off" (measured via patient  diaries).  "Off" time describes the return of Parkinson's  symptoms as a patient's  medication wears off. REQUIP XL 24-Hour  decreased  patients'  awake time spent "off" by an average of 2.1 hours per day, while placebo  decreased awake time spent "off" by 0.3 hours per day compared to baseline prior to treatment.

The study also  included a wide  variety of motor and  non-motor  secondary  endpoints,  including  "on" time which  refers to the time during which  medication is working and  providing  benefit,  and "on" time without  troublesome  dyskinesia  which refers to "on" time without involuntary  movements  interfering with function or causing  discomfort,  a common problem in Parkinson's  disease.  REQUIP XL
24-Hour  significantly  increased both "on" time and "on" time without  troublesome  dyskinesia by 1.6 hours per day (a greater than 12 percent  increase)  and reduced the  percentage  of "off" time by more than 12 percent  compared to  baseline.  REQUIP XL 24-Hour  also improved sleep problems associated with Parkinson's disease, as measured by the Parkinson's Disease Sleep Scale total score.

There were other motor and non-motor secondary endpoints in the study that were statistically significant.  However, there were no significant differences between REQUIP XL 24-Hour and  placebo in PDQ-39 subscales of social support, cognition or bodily discomfort.
Additionally, there was no significant difference between REQUIP XL 24-Hour and placebo on the Epworth Sleepiness Scale total score signifying no increase in daytime sleepiness.

In the EASE-PD  Adjunct study,  once daily use of REQUIP XL 24-Hour was generally well  tolerated.  The withdrawal  rate due to adverse events was low and similar  between the two groups  (REQUIP XL 24-Hour 5 percent  versus  placebo 5 percent).  The most common  adverse events  reported in patients  taking REQUIP XL 24-Hour  (n=202) versus placebo  (n=191) were  dyskinesia (13 percent versus 3 percent), nausea (11 percent versus 4 percent), dizziness (8 percent versus 3 percent),  somnolence (7 percent versus 4 percent),  hallucinations
(6 percent versus 1 percent), and orthostatic hypotension (5 percent versus 2 percent).

About SkyePharma PLC
Using its  proprietary  drug delivery  technologies,  SkyePharma  develops new  formulations  of known  molecules to provide a clinical advantage and life-cycle  extension.  The Company has nine approved products in the areas of oral, inhalation and topical delivery that are marketed throughout the world by leading pharmaceutical companies. For more information, visit www.skyepharma.com

About GlaxoSmithKline
GlaxoSmithKline,  with U.S.  operations in Philadelphia and Research Triangle Park, N.C., is one of the world's leading  research-based pharmaceutical and health care companies.

About REQUIP Tablets (Immediate-Release Formulation)
Prescription REQUIP is not for everyone.  REQUIP Tablets may cause patients to fall asleep or feel very sleepy during normal activities such as driving; or to faint or feel dizzy, nauseated, or sweaty when they stand up.  Patients should tell their doctor if they experience these problems or if they drink alcohol or are taking other medicines that make them drowsy.  Patients should also tell their doctor if they or their family notices that they develop any unusual impulses or behaviors, such as pathological gambling or hypersexuality. Hallucinations may occur at anytime during treatment.  REQUIP may potentiate the side effects of L-dopa.  Side effects include nausea, dizziness, drowsiness or sleepiness, headache, and dyskinesia (uncontrolled movements).  Most patients were not bothered enough to stop taking REQUIP.  This is not a complete list of side effects and should not take the place of discussions with patients' healthcare providers.  Their doctor or pharmacist can give patients a more complete list of side effects.  Patients should talk to their doctor about any side effects they may have.

Cautionary statement regarding forward-looking statements

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ John Murphy

                                                                       Name: John Murphy
                                                                          Title: Company Secretary

Date:   April 13, 2007